June 17, 2016

VIA EDGAR AND FEDEX

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	PetIQ, Inc.
Draft Registration Statement on Form S-1 Submitted March 9, 2016 (“DRS”)
Amendment No. 1 to DRS Submitted April 25, 2016
Amendment No. 2 to DRS Submitted May 13, 2016
Amendment No. 3 to DRS Submitted June 17, 2016
CIK No. 0001668673

Dear Mr. Reynolds:

On behalf of PetIQ, Inc. (the “Company”), enclosed for your review is Amendment No. 3 (“Amendment No. 3”) to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”), originally confidentially submitted with the Securities and Exchange Commission (the “Commission”) on March 9, 2016 and amended by Amendment No. 1 to the Company’s Registration Statement confidentially submitted with the Commission on April 25, 2016 and Amendment No. 2 to the Company’s Registration Statement confidentially submitted with the Commission on May 13, 2016. An electronic version of Amendment No. 3 has been confidentially submitted concurrently with the Commission through its EDGAR system. The enclosed copy of Amendment No. 3 has been marked to reflect changes made to the Registration Statement.

Set forth below are the responses of the Company to the comments contained in the Staff’s letter to the Company, dated May 19, 2016, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Equity Sponsors, page 7

Comment No. 1

We note that Clarke Capital Partners is listed as an equity investor on your website. Please disclose the relationship with Clarke Capital Partners as required by Items 403 and 404 of Regulation S-K or advise.

Response:

The Company respectfully advises the Staff that Clarke Capital Partners is a wholly owned subsidiary of Labore et Honore (“Labore”) that manages Labore’s investments. The Company has included in the Registration Statement the information about Labore as required by Items 403 and 404 of Regulation S-K.

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

The Transactions, pages 13 and 39

Comment No. 2

We note your revised disclosures in response to comment 6 that following the reclassification you will consolidate the financial results of Holdco pursuant to the VIE accounting model. Please revise to clarify here that after reclassification whether (a) you will possess a controlling financial interest in HoldCo and (b) you will be the primary beneficiary of HoldCo. In addition, provide the disclosures required by ASC 810-10-50-3. Please revise or advise.

Response:

The Company respectfully advises the Staff that after the reclassification it will possess a controlling financial interest in HoldCo and it will be the primary beneficiary of HoldCo. The Company has revised pages 14 and 40 of the Registration Statement to clarify the disclosure related to the consolidation of HoldCo’s financial results following the reclassification. The Company respectfully advises the Staff that the disclosures required by ASC 810-10-50-3 are not required as the Company has the sole voting interest in HoldCo.

*                *                 *

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

If you have any questions regarding any of the responses in this letter or Amendment No. 3, please call me at (312) 558-5257.

Respectfully Submitted,

/s/ James J. Junewicz
James J. Junewicz

cc:	McCord Christensen
John Newland
Robert Mooney
Dominick P. DeChiara
Bryan C. Goldstein